UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Inspire Pharmaceuticals, Inc.

(Name of Subject Company)

Inspire Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share, and the

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

457733103

(CUSIP Number of Class of Securities)

Joseph M. Spagnardi

Senior Vice President, General Counsel and Secretary

Inspire Pharmaceuticals, Inc.

8081 Arco Corporate Drive, Suite 400

Raleigh, NC 27617

(919) 941-9777

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Russell L. Leaf

Adam M. Turteltaub

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed with the Securities and Exchange Commission on April 15, 2011, by Inspire Pharmaceuticals, Inc. (the “Company”), as amended or supplemented from time to time. The Schedule 14D-9 relates to the cash tender offer by Monarch Transaction Corp. (“Merger Sub”), a wholly owned subsidiary of Merck & Co., Inc. (“Parent”), to purchase all of the Company’s outstanding shares of common stock at a price of $5.00 per share, payable net to the seller in cash without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase dated April 15, 2011, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the last paragraph under subsection “(h) Litigation.”:

On May 10, 2011, the United States District Court for the Eastern District of North Carolina denied plaintiffs’ request for a preliminary injunction that would have delayed or prevented the proposed sale of the Company and the tender offer. The request was made in the purported class action lawsuit filed in federal court in North Carolina against the Company, the Board, Merck and the Merger Sub, under the caption Norris Foster, et al. v. George Abercrombie, et al., No. 5:11-CV-00180. As a result of the Court’s denial, there is no pending litigation that would reasonably be expected to prevent the consummation of the Merger, subject to the satisfaction of the terms and conditions set forth in the Merger Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSPIRE PHARMACEUTICALS, INC.

By:	/s/ Adrian Adams
Name:	Adrian Adams
Title:	President and Chief Executive Officer

Dated: May 11, 2011